UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #2-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Item 2.02. Results of Operations and Financial Condition.

On February 14, 2025, GCL Global Holdings Ltd. (the “Company”) announced the unaudited financial results for the nine months ended September 30, 2024. A copy of the press release issued by the Company is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 7.01. Other Events.

On February 14, 2025, the Company announced that it has acquired 20% equity interests in Nekcom Inc. and the global publishing rights of its upcoming game “Showa American Story.” A copy of the press release issued by the Company is attached as Exhibit 99.2 hereto and is incorporated herein by reference. On that same day, the Company filed investor presentation materials as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibits

99.1	Press release dated February 14, 2025 regarding unaudited financial results for the nine months ended September 30, 2024.
99.2	Press release dated February 14, 2025 regarding Nekcom Inc.
99.3	Investors presentation dated February 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 14, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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